UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF n⁰ 06.057.223/0001-71

NIRE 33.300.272.909

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELDED ON APRIL 26, 2024

1.               Date, Time and Place: On April 26, 2024, at 11:00 a.m., exclusively digitally, in accordance with CVM Resolution No. 81, of March 29, 2022 ("CVM Resolution No. 81"), through the Ten Meetings digital platform ("Digital Platform"), therefore considered to be held at the registered office of SENDAS DISTRIBUIDORA S.A. ("Company"), located at Avenida Ayrton Senna, nº 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro.

2.               Call Notice and Publications: (i) Notice of the first call to this Meeting published pursuant to article 124 of Law No. 6404, of December 15, 1976 ("Brazilian Corporate Law"), on March 26, 27 and 28 of 2024 in the newspaper "O Estado S. Paulo", pages B31, B26, B39, respectively."), respectively, and (ii) Financial Statements published on February 22, 2024 in the newspaper "O Estado de S. Paulo", pages 1 to 9 of the section “Economia & Negócios”. The aforementioned documents were also published simultaneously on the same newspaper's website, pursuant to article 289, I, of the Brazilian Corporate Law. The documents required by CVM Resolution 81 and CVM Resolution No. 80, of March 29, 2022 ("CVM Resolution 80"), were also disclosed to the market electronically on March 26, 2024.

3.               Quorum: Present, (a) at the Annual General Meeting, shareholders of the Company holding 1,057,650,529 common shares, registered, book-entry shares with no par value issued by the Company, representing approximately 78.24% of the total share capital and with voting rights, and, (b) at the Extraordinary General Meeting, shareholders of the Company holding 1,057,460,136 common shares, registered, book-entry shares with no par value issued by the Company, representing approximately 78.22% of the total share capital and with voting rights; as evidenced by (i) the summary voting map, consolidating the votes cast remotely, disclosed on April 25, 2024 by the Company, pursuant to article 48, paragraph 3, of CVM Resolution 81; and (ii) the attendance recorded through the electronic platform, pursuant to article 47, item III, of CVM Resolution 81. Also present were Mr. Belmiro de Figueiredo Gomes, the Company's Chief Executive Officer; Ms. Gabrielle Castelo Branco Helú, the Company's Investor Relations Officer; Mr. Valdério Matias da Silva, the Company's Accounting Officer; Ms. Sandra Camargo Vicari, the Company's People Management and Sustainability Officer; Mr. Artemio Bertholini, Chairman of the Company's Fiscal Council; Mr. Heraldo Gilberto Oliveira, member of the Company's Statutory Audit Committee; as well as Mr. Luiz Felipe Neiva Camargo and Ms. Natacha Rodrigues dos Santos, representatives of Deloitte Touche Tohmatsu Auditores Independentes Ltda. the Company's independent auditors.

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4.               Presiding Board: The meeting was chaired by Oscar de Paula Bernardes Neto, in accordance with Article 8 of the Company's Bylaws, who invited Marcelo Trindade to act as secretary for the meeting.

5.               Reading of Documents: (i) the reading of the documents related to the matters to be resolved on at this Meeting was dismissed, as they were made available to the shareholders: (a) at the Company's headquarters; and (b) on the Company's Investor Relations websites, B3 - Brasil, Bolsa, Balcão S.A. and the Securities and Exchange Commission, in compliance with the provisions of article 124, paragraph 6, of the Brazilian Corporate Law, was waived; and (ii) the reading of the consolidated summary of distance voting was dismissed, as such document was disclosed to the market by the Company on April 25, 2024, pursuant to article 48, paragraph 3, of CVM Resolution 81, and is available for consultation by the shareholders present at this Meeting, pursuant to article 48, paragraph 4, of CVM Resolution 81.

6.               Agenda:

6.1.          At the Extraordinary General Meeting: (i) approval of the Company’s Long-Term Incentive Plan via Grant of Shares, under the terms of the Management Proposal; and (ii) approval (A) of the Company's Executive Partner Program; and (B) of the global limit of complementary nature of the company’s managers compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program.

6.2.          At the Annual General Meeting: examination, discussion, and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Administrators' Accounts, Independent Auditors' Report and Opinion, Fiscal Council Opinion, and Summary Annual Report and Opinion of the Statutory Audit Committee, related to the fiscal year ended on December 31, 2023; (ii) allocation of the net profit related to the fiscal year ended on December 31, 2023; (iii) ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors; and (iv) establishment of the annual overall limit for the remuneration of the Company's administrators for the fiscal year ending on December 31, 2024.

7.               Preliminary Procedures: Prior to opening the Meeting, the President of the Meeting and the Secretary provided clarifications on the operation of the digital platform for remote attendance made available by the Company and the form of manifestation and vote of the shareholders participating remotely in the Meeting, as well as informing them that: (i) the proceedings of the Meeting would be recorded, and the recording will be archived at the Company's headquarters, under the terms of article 30, paragraph 1, of CVM Resolution 81; and (ii) the digital platform for remote attendance in the Meeting allowed shareholders to listen to the manifestations of all other shareholders and address the members of the Presiding Table and other participants of the Meeting, thereby allowing communication between shareholders. The Presiding Table asked whether any of the shareholders participating through the digital platform had submitted a vote by sending a remote voting form ("Remote Voting Form") and would like to change their vote at this Meeting, in order for the guidelines received through the Remote Voting Form to be disregarded, as provided for in article 28, paragraph 2, item II of CVM Resolution 81.

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8.               Resolutions: After confirming the quorum for the initiation of the Meeting, it was unanimously approved by those present, the drawing up of these minutes in the form of a summary of the facts that occurred, as provided for in article 130, paragraph 1, of the Brazilian Corporate Law, and the publication of the minutes of the Meeting without the signatures of the shareholders was unanimously approved, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law. The matters of the agenda were discussed and voted on, and the following deliberations were taken, according to the voting statement in Exhibit I, which, for all purposes, shall be considered an integral part of these minutes:

8.1.          Extraordinary General Meeting:

8.1.1.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the Company’s Long-Term Incentive Plan via Grant of Shares, according to the terms described in the Management Proposal of this Meeting;

8.1.2.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes (A) the Company's Executive Partner Program, as described in the Management Proposal for this Meeting; and (B) the global limit of complementary nature of the company’s managers compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program, with the sole and exclusive purpose of authorizing expenses related to the Company's Executive Partner Program, estimated at up to R$ 336,065,746.00, to be automatically adjusted to reflect the positive or negative variation resulting from the fluctuation between the quotation price of the share of R$ 14.82 (on March 21, 2024) and the quotation price of the share at the end of the trading day on April 30, 2024.

8.2.          At the Annual General Meeting:

8.2.1.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the company’s financial statements containing explanatory notes, accompanied with the management report and the respective mangers’ accounts, the independent auditors’ report and opinion, the fiscal council opinion and the summary annual report and opinion of the statutory audit committee, for the fiscal year ended December 31, 2023;

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8.2.2.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the full allocation of the net profit for the fiscal year ending December 31, 2023, in the amount of BRL 709,785,566.06, to the Company's tax incentive reserve;

8.2.3.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the ratification of the election of Mr. Enéas Cesar Pestana Neto, Brazilian, in a stable union, businessman, holder of identity card No. 11.023.327.978/40, business address at Avenida Aricanduva, No. 5,555, Jardim Marília, in the City of São Paulo, State of São Paulo, ZIP Code 03527-000, as an independent member of the Company's Board of Directors; and

8.2.4.     To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the establishment of the overall limit for the ordinary remuneration of the administrators for the fiscal year ending on December 31, 2024, at R$ 61,137,396.00. It is understood that said limit does not include expenses arising from the Executive Partner Program, which were approved within the overall limit of a complementary nature for the remuneration of administrators referred to in item 8.1.2 (B) above;

8.2.5.     Following the request for the installation of the Fiscal Council by shareholders representing a percentage exceeding 2% (two percent) of the voting capital, pursuant to Article 161 of the Corporations Law and CVM Resolution No. 70, dated March 22, 2022, the Fiscal Council of the Company was installed and will be in force until the Annual General Meeting that will deliberate on the Financial Statements for the fiscal year ending on December 31, 2024.

8.2.6.     Subsequently, the election of the following members and respective alternates to compose the Fiscal Council of the Company was unanimously approved by the shareholders holding common shares of the Company present at the Meeting, with abstentions recorded, according to the voting statement in Exhibit I to these minutes, for a unified term of 1 (one) year, until the Annual General Meeting that will deliberate on the Financial Statements for the fiscal year ending on December 31, 2024:

(i)              Mr. Artemio Bertholini, Brazilian, married, accountant, holder of Identity Card RG No. 3,638,656-X SSP-SP, registered with CPF/MF under No. 095.365.318-87, residing at Rua Sergipe, No. 627, Higienópolis, in the City of São Paulo, State of São Paulo, ZIP Code 01243-001, as an effective member of the Fiscal Council; and Mr. Márcio Marcelo Belli, Brazilian, married, accountant, holder of Identity Card RG No. 16384062, registered with CPF/MF under No. 083.588.098-24, residing at Rua Prefeito Francisco Vergueiro Porto, No. 310, Jardim das Rosas, in the City of Espírito Santo do Pinhal, State of São Paulo, ZIP Code 13.990.000, as his respective alternate;

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(ii)            Mr. Edison Carlos Fernandes, Brazilian, married, lawyer, holder of Identity Card RG No. 17,462,539-X SSP/SP, registered with CPF/MF under No. 163,854,428-02, residing at Rua Fabia, No. 800, Apartment 61-A, in the City of São Paulo, State of São Paulo, ZIP Code 05051-030, as an effective member of the Fiscal Council; and Mr. Ricardo Julio Rodil, Argentine, married, auditor, holder of Identity Card RNM RG No. W044821-U, registered with CPF under No. 766,812,708-91, residing in the City of São Paulo, State of São Paulo, with a business address at Avenida Aricanduva, No. 5,555, Jardim Marília, in the City of São Paulo, State of São Paulo, ZIP Code 03523-020, as his respective alternate; and

(iii)          Mrs. Leda Maria Deiro Hahn, Brazilian, married, businesswoman, holder of Identity Card RG No. 3,578,754, registered with CPF/MF under No. 664,501,287-04, residing at Rua Engenheiro Cortes Sigaud, No. 11, Apartment 502, Block 2, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, ZIP Code 22450-150, as an effective member of the Fiscal Council; and Mr. René de Medeiros Ribeiro Martins, Brazilian, married, economist, registered with CPF/ME under No. 407,796,104-15, residing in the City of Rio de Janeiro, State of Rio de Janeiro, with a business address at Avenida Aricanduva, No. 5,555, Jardim Marília, in the City of São Paulo, State of São Paulo, ZIP Code 03523-020, as his respective alternate.

The fiscal councilors hereby elected shall assume their positions upon the signing of their respective terms of office recorded in a proper book within the legal deadline, having presented declarations that they meet the requirements provided for in Article 162 of the Corporations Law, which shall be archived at the Company's headquarters.

8.2.7.     Considering the installation of the Fiscal Council and the election of its members, the individual remuneration of the Fiscal Council members for the new term, corresponding to 10% (ten percent) of the average fixed remuneration attributed to the statutory Directors of the Company (excluding benefits, representation allowances, profit sharing, variable or stock-based compensation), as provided for in Article 162, §3 of the Brazilian Corporate Law, was unanimously approved by the shareholders holding common shares of the Company present at the Meeting, with abstentions recorded, as per the voting statement in Exhibit I to these minutes.

CLOSURE: In compliance with articles 22, paragraph 5, and 33, paragraph 4, of CVM Resolution 80, the total number of approvals, rejections and abstentions counted in the vote on each item on the agenda is shown in Annex I to these minutes, which, for all intents and purposes, should be considered an integral part of these minutes. There being no further business, and as none of those present wished to take the floor, the meeting was adjourned and these minutes were drawn up in summary form. Presiding Board: Oscar de Paula Bernardes Neto - President; Marcelo Trindade - Secretary. Shareholders Present: the following shareholders are considered to be present because they have (i) exercised their voting rights by means of remote voting ballots, under the terms of article 47, item II, of CVM Resolution 81, or (ii) registered their participation in an electronic remote participation system, under the terms of article 47, item III, of RCVM 81:

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Annual General Meeting:

Represented by JOSE ROBERTO SILVEIRA QUEIROZ:

AMUNDI ESG GLOBAL LOW CARBON FUND, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, MG FUNDS 1 GSAM GLOBAL EMERGING MARKETS EQUITY FUND, BESTINVER HEDGE VALUE FUND, F.I.L., AMSELECT - ROBECO GLOBAL EQUITY EMERGING, JPMORGAN CHASE BANK., N.A., MOST DIVERSIFIED PORTFOLIO SICAV, AMUNDI INDEX SOLUTIONS, BESTINVER EMPLEO II, F.P., BESTINVER EMPLEO III, F.P., BESTINVER GLOBAL, F.P., BESTINVER PLAN MIXTO, F.P., HEPTAGON FUND ICAV - DRIEHAUS EMERGING MARKETS SUSTAINABLE EQUITY FUND, BESTINFOND, F.I., BESTINVER BESTVALUE, F.I., BESTINVER INTERNACIONAL , F.I., LCL ACTIONS EMERGENTS, BESTINVER MIXTO, FI, CANDRIAM EQUITIES L, AMUNDI FUNDS, PRIVILEDGE, MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

Shareholders who voted by remote vote form:

PITUBA FIA, LGIASUPER TRUSTEE, GEORGE LUCAS FAMILY FOUNDATION, EMERGING MARKETS EQUITY FUND, PICTET - EMERGING MARKETS INDEX, AQR UCITS FUNDS, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, NÚCLEO AGULHAS NEGRAS FUNDO DE INVESTIMENTO DE AÇÕES, STICHTING PENSIOENFONDS HOOGOVENS, CHALLENGE FUNDS, OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO, ALBERTA INVESTMENT MANAGEMENT CORPORATION, PACE INT EMERG MARK EQUITY INVESTMENTS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, WESTERN ASSET EMPRESARIAL FUNDO DE INVESTIMENTO EM AÇÕES, PICTET - EMERGING MARKETS, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, PRINCIPAL INTERNATIONAL EQUITY FUND, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, CLARITAS INFLACAO INSTITUCIONAL FIM, INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, ISHARES MSCI ACWI ETF, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, NÚCLEO MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ISHARES V PUBLIC LIMITED COMPANY, VANGUARD FUNDS PUBLIC LIMITED COMPANY, MERCER QIF FUND PLC, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, MIRABAUD - EQUITIES GLOBAL EMERGING MARKETS, BLACKROCK GLOBAL INDEX FUNDS, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING M S C F, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, ISHARES IV PUBLIC LIMITED COMPANY, LEGAL & GENERAL ICAV, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, S4 FIM CP IE, MODENA INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, ORBIS GLOBAL EQUITY LE FUND (AUSTRALIA REGISTERED), JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, ALLAN GRAY

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ORBIS BALANCED FUND, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED), CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, SHARP ESTRATEGIA STB FIM, FP ARX TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL VIII LLC, COLONIAL FIRST STATE INVESTMENT FUND 50, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, MSCI ACWI EX-U.S. IMI INDEX FUND B2, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, DYNAMO BRASIL XV LP, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, MERCER UCITS COMMON CONTRACTUAL FUND, KOLUMBAN II - AKTIEN WELT, CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS VALOR INSTITUCIONAL II FIA, ANTIPODES GLOBAL FUND, BORDER TO COAST GLOBAL EQUITY ALPHA FUND, NAVI FENDER MASTER FIA, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, MI SOMERSET EMERGING MARKETS DISCOVERY FUND, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ASSET MANAGEMENT EXCHANGE UCITS CCF, CLARITAS LONG BIAS PREV FIFE FIM, DRIEHAUS EMERGING MARKETS FUND, L.P., UTIMCO SP II LLC, LEGAL GENERAL CCF, OCCAM PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO, FP FOF NC FUNDO DE INVESTIMENTO DE AÇÕES, SKAGEN KON-TIKI VERDIPAPIRFOND, MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, JP MORGAN EMERGING MARKETS OPPORTUNITIES, SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND, IMCO EMERGING MARKETS PUBLIC EQUITY LP, EVOLVE MASTER FUNDO DE INVESTIMENTO EM ACOES, BOGARI VALUE A PREVIDENCIÁRIO FIA FIFE, PINGROUP COLLECTIVE INVESTMENT TRUST, SPARINVEST SICAV, ARGA EMERGING MARKETS VALUE FUND, CAIXABANK CRECIMIENTO, FI, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, SHARP EQUITY VALUE PREV MASTER III FIA, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, Aurora Brazil, LLC, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, PREVIHONDA1, MBB PUBLIC MARKETS I LLC, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, THE BUNTING FAMILY VI SOCIALLY RESPONSIBLE LLC, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, FUNDO DE INVESTIMENTO EM AÇÕES VENUS, BLACKROCK EMERGING MARKETS EX-CHINA FUND OF BLACKROCK FUNDS, BORDER TO COAST EMERGING MARKETS EQUITY ALPHA FUND, 3 ILHAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, VOKIN MATTERHORN FIM, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, TFL TRUSTEE COMPANY LIMITED, THE CHURCH COMMISSIONERS FOR ENGLAND, HOOSIC RIVER CAPITAL DEVELOPING WORLD LP, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, MAPLE-BROWN ABBOTT GLOBAL EMERGING MARKETS EQUITY, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, MINISTRY OF

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ECONOMY AND FINANCE, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, ACACIA II PARTNERS, LP, CLARITAS TOTAL RETURN MASTER FIM, ISHARES MSCI ACWI EX U.S. ETF, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, SEI INST INT TRUST EM MKTS EQUITY FUND, ANTIPODES GLOBAL SHARES (QUOTED MANAGED FUND), AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, ORBIS INTERNATIONAL EQUITY L.P., TEXAS PERMANENT SCHOOL FUND CORPORATION, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, DYNAMO BRASIL VI LLC, CAIXABANK OPORTUNIDAD, FI, BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO, SPDR SP EMERGING MARKETS ETF, DELA NATURA- EN LEVENSVERZEKERINGEN N.V., ASCENSION ALPHA FUND, LLC, DYNAMO BRASIL III LLC, DYNAMO COUGAR MASTER FIA, FUNDAMENTAL LOW V I E M EQUITY, THE MULTIPLE ASSETS INVESTMENT COMPANY, DYNAMO BRASIL IX LLC, TACAMI FIM PREVIDENCIARIO, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ROBECO EMERGING MARKETS EQUITIES CIT, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, POPLAR DELAWARE BRAZIL I LLC, TRINITY COLLEGE CAMBRIDGE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, WISDOMTREE EMERGING MARKETS EX-CHINA FUND, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, CENTRAL PROVIDENT FUND BOARD, MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, WARMAN INVESTMENTS PTY. LIMITED, NGS SUPER, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, SSGA SPDR ETFS EUROPE I PLC, ESKOM PENSION AND PROVIDENT FUND, ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P., PARADICE GLOBAL SMALL CAP FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, STOREBRAND SICAV, ORI CAPITAL II MASTER FIA, STICHTING PENSIOENFONDS PGB, MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, PUBLIC SECTOR PENSION INVESTMENT BOARD, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ISHARES MSCI BRAZIL ETF, UPS GROUP TRUST, NORTHERN TRUST INVESTIMENT FUNDS PLC, SHARP VALOR PERNAMBUCO FIA, STICHTING PGGM DEPOSITARY, ARGA EMERGING MARKETS EQUITY FUND A SUB-FUND OF A. FUNDS TRU, ARIZONA PSPRS TRUST, VANGUARD ESG INTERNATIONAL, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, INVESTEC FUNDS SERIES IV - GLOBAL SPECIAL SITUATIONS FUND, JNL MULTI-MANAGER ALTERNATIVE FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, NN PARAPLUFONDS 1 N.V, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), FP FOF SHARP EQUITY VALUE INSTITUCIONAL FUNDO DE INVESTIMENTO DE ACOES, JPMORGAN FUNDS, SHARP EQUITY VALUE INSTITUCIONAL II FIA, SHARP MULTIMANAGER BBDC FIM, SHARP ARPOADOR IBRX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, FRG FIA SHARP, SHARP CONTINENTE FIA, SPX Falcon Institucional Master Fundo de Investimento Multimercado, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, Global Macro Strategy Fundo de Investimento Multimerdo - Credito Privado Resposabilida Limitada, SPX Hornet Equity Hegde Master Fundo de Investimento Multimercado, SPX Lancer Previdenciário Fundo de Investimento Multimercado, SPX Lancer Plus Previdenciário Fundo

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de Investimento Multimercado, WESTERN ASSET IBOVESPA ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, IU WESTERN ASSET CORPORATE RV 25 FUNDO DE INVESTIMENTO MULTIMERCADO, AB FCP II - EMERGING MARKETS VALUE PORTFOLIO, IBM 401 (K) PLUS PLAN, NN (L), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, BLACKROCK EMERGING MARKETS FUND, INC., SANFORD C.BERNSTEIN FUND, INC., IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, WASHINGTON STATE INVESTMENT BOARD, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, INVESTEC GLOBAL STRATEGY FUND, SPX Patriot Master Fundo de Investimento de Ações, MERRILL LYNCH INVESTMENT MANAGERS LIMITED, OCCAM RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FUNDO DE INVESTIMENTO, OCCAM EQUITY HEDGE BP PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ISHARES PUBLIC LIMITED COMPANY, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, SHARP LONG BIASED MASTER FI DE AÇÕES, OCCAM RAZOR FUNDO DE INVESTIMENTO EM AÇÕES, GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 02, WESTERN ASSET VALUATION FUNDO DE INVESTIMENTO EM AÇÕES, Bogari Value Icatu Prev Fundo de Investimento Multimercado FIFE, OCCAM INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, FIDELITY INVEST TRUST LATIN AMERICA FUND, SHARP EQUITY VALUE MASTER FIA, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, ACACIA CONSERVATION FUND, LP, ACACIA INSTITUTIONAL PARTNERS, LP, ACACIA PARTNERS, LP, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, GOVERNMENT OF SINGAPORE, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, ISHARES MSCI BRIC ETF, MI SOMERSET GLOBAL EMERGING MARKETS FUND, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, LEGAL GENERAL U. ETF P. LIMITED COMPANY, NCIP MASTER FUNDO DE INVESTIMENTO DE AÇÕES, AVANDA GLOBAL MULTI-ASSET MASTER FUND, THE BOARD OF THE PENSION PROTECTION FUND, ORBIS GLOBAL EQUITY FUND LIMITED, ISHARES II PUBLIC LIMITED COMPANY, UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, THORNBURG DEVELOPING WORLD FUND, DRIEHAUS EMERGING MARKETS GROWTH FUND, FC PORTFOLIOS FUND - FC GL EM MK PORTFOLIO, SERGIO FEIJAO FILHO, ELEUTERIO GONCALVES RAMOS, PAULO SERGIO MARTINS ALVES, CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE - INVESTVALE, ARX INCOME ICATU PREVIDÊNCIA FIM, WESTERN ASSET PREV IBrX ATIVO AÇÕES FUNDO DE INVESTIMENTO, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BRANDES EMERGING MARKETS VALUE FUND, CIBC EMERGING MARKETS INDEX FUND, MANAGED PENSION FUNDS LIMITED, BLACKROCK GLOBAL FUNDS, NORGES BANK, AVIVA INVESTORS, GOLDMAN SACHS TRUST GOLD. SACHS EM MKT EQ F, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, EURIZON CAPITAL S.A., SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, STICHTING PHILIPS PENSIOENFONDS,

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PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, THE EMERGING M.S. OF THE DFA I.T.CO., THE MONETARY AUTHORITY OF SINGAPORE, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND, VANGUARD INVESTMENT SERIES PLC, AEGON CUSTODY BV, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E MARKETS EQ PORTFOLIO, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, PLEIADES TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, BRANDES INSTITUTIONAL EQUITY TRUST, INTERNATIONAL MONETARY FUND, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, STICHITING BLUE SKY ACT EQ EM MK GL FUND, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, TRINITY HEALTH CORPORATION, UTAH STATE RETIREMENT SYSTEMS, SHARP LONG SHORT FIM, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, ALASKA PERMANENT FUND, CITY OF NEW YORK GROUP TRUST, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BEWAARSTICHTING NNIP I, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, INTERNATIONAL EQUITY FUND, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, WESTERN ASSET LONG & SHORT FUNDO DE INVESTIMENTO MULTIMERCADO, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, ICATU SEG APOSENTADORIA IBrX ATIVO AÇÕES FUNDO DE INVESTIMENTO, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, PARAMETRIC EMERGING MARKETS FUND, CHEVRON UK PENSION PLAN, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO, CANADA PENSION PLAN INVESTMENT BOARD, FUTURE FUND BOARD OF GUARDIANS, VAM FUNDS (LUX) - EMERGING MARKETS GROWTH, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, IVESCO FTSE RAFI EMERGING MARKETS ETF, PEOPLE S BANK OF CHINA, ACACIA DELAWARE BRAZIL I LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EASTSPRING INVESTMENTS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, ISHARES III PUBLIC LIMITED COMPANY, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, SANDRO ALVES BENELLI, THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND, BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE, AVADIS FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, SCHWAB EMERGING MARKETS EQUITY ETF, ORBIS GLOBAL EQUITY FUND (AUSTRALIA REGISTERED), POPLAR TREE FUND OF AMERICAN INVESTMENT

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TRUST, ISHARES MSCI EMERGING MARKETS ETF, PUBLIC EMPLOYEES PENSION PLAN, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II, ORBIS SICAV GLOBAL EQUITY FUND, OCCAM EQUITY HEDGE FIM, CITIPREVI TITANIUM FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM FUNDO DE INVESTIMENTO DE AÇÕES, WISHBONE DELAWARE BRAZIL I, LLC, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, QSUPER, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, DUO SHARP FIA, SPX Falcon Master Fundo de Investimento de Ações, SPX Nimitz Master Fundo de Investimento Multimercado, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, STICHTING PENSIOENFONDS ING, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, GLOBAL EMERGING MARKETS BALANCE PORTFOLIO, VOKIN K2 LONG BIASED FIA, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, VOYA EMERGING MARKETS INDEX PORTFOLIO, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, FAROL FUNDO DE INVESTIMENTO EM ACOES, BOGARI VALUE MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, DYNAMO BRASIL XIV LLC, COMMONWEALTH SUPERANNUATION CORPORATION, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, WATER AND POWER EMPLOYEES RETIREMENT PLAN, SERPROS FUNDO DE INVESTIMENTO EM AÇOES KENOB, SPX Apache Master Fundo de Investimento de Ações, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, ISHARES CORE MSCI EMERGING MARKETS ETF, ORBIS OEIC - GLOBAL BALANCED FUND, OCCAM LONG & SHORT PLUS FUNDO DE INVESTIMENTO MULTIMERCADO, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENTS FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EARNEST INSTITUTIONAL LLC, ORBIS SICAV GLOBAL BALANCED FUND, BLACKROCK LIFE LIMITED, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SHARP EQUITY VALUE INSTITUCIONAL FIA, OCCAM PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, OCCAM LONG BIASED FIM, THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST, SKYLINE UMBRELLA FUND ICAV, STATE STREET IRELAND UNIT TRUST, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, SPDR SP EMERGING MARKETS FUND, GREATBANC COLLECTIVE INVESTMENT TRUST IV, ORBIS OEIC - GLOBAL EQUITY FUND, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, AMERICAN CENTURY RETIREMENT DATE TRUST, XTRACKERS (IE) PUBLIC LIMITED COMPANY, WM POOL - EQUITIES TRUST NO 74, XTRACKERS, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, ORBIS SICAV

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INTERNATIONAL EQUITY FUND, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, METLIFE FUNDO DE INVESTIMENTO EM AÇÕES, NAT WEST BK PLC AS TR OF ST JAMES PL EMER MKTS UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, HOSTPLUS POOLED SUPERANNUATION TRUST, GENERAL ORGANISATION FOR SOCIAL INSURANCE, MOBIUS LIFE LIMITED, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, STATE STREET ICAV, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, SHELL FOUNDATION, A. D BUSINESS TRUST ALLIANCEBERNSTEIN F. I. SMALL CAP SERIES, BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND, POOL REINSURANCE COMPANY LIMITED, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, VOKIN GBV ACONCÁGUA MASTER LONG ONLY FIA, ARX EXTRA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, MULTIPREV IBrX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND, WM POOL - EQUITIES TRUST NO. 75, ORBIS INSTITUTIONAL GLOBAL EQUITY L.P., NORTHERN TRUST UCITS FGR FUND, Canadian Eagle Portfolio LLC, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, BENEFIT FUNDS INVESTMENT TRUST - EMERGING MARKETS, ARX LONG TERM MASTER FUNDO DE INVESTIMENTO EM AÇÕES, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, FDI 2 FUNDO DE INVESTIMENTO EM AÇÕES, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, WESTERN ASSET PREV IBRX ALPHA MASTER AÇÕES FUNDO DE INVESTIMENTO, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, BOSTON PARTNERS EMERGING MARKETS FUND, BOGARI VALUE MASTER II FUNDO DE INVESTIMENTO DE AÇÕES, FIS GROUP COLLECTIVE INVESTMENT TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, DYNAMO BRASIL I LLC, DYNAMO BRASIL V LLC, PARAMETRIC TMEMC FUND, LP, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, AQUARIUS INTERNATIONAL FUND, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, MSCI EQUITY INDEX FUND B - BRAZIL, BRASIL WESTERN ASSET FUNDO DE INVESTIMENTO EM AÇÕES, STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., ARX TARGET ICATU PREVIDÊNCIA FIM, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., HARRIS FAMILY FOUNDATION, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ROBECO CAPITAL GROWTH FUNDS, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, ORBIS SICAV GLOBAL CAUTIOUS FUND, ORBIS OEIC GLOBAL CAUTIOUS FUND, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, SCC FUNDO DE INVESTIMENTO MULTIMERCADO, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, SHARP IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO DE

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ACOES, SHARP LONG SHORT 2X MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BTG PREVIDENCIA FIM, THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, PHILADELPHIA GAS WORKS PENSION PLAN, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG BIASED MASTER FIM, LGPS CENTRAL EMERGING MARKETS EQUITY ACTIVE MULTI, CORDIUS B, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, MOMENTUM GLOBAL FUNDS, OCCAM PREVIDÊNCIA PLUS FIFE FUNDO DE INVESTIMENTO MULTILMERCADO, SHARP IBOVESPA ATIVO A MASTER FIA, NÚCLEO PREV 100 FUNDO DE INVESTIMENTO DE AÇÕES, ANTIPODES GLOBAL FUND - LONG, ARX INCOME PREVIDÊNCIA MASTER FIA, PINNACLE ICAV - ANTIPODES GLOBAL FUND UCITS, BOGARI VALUE Q FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIARIO FIFE, STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE, CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, SHARP EQUITY VALUE PREVIDENCIA MASTER FIM, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, ARX INCOME MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, BLK MAGI FUND, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3, IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO, PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P, ISHARES ESG ADVANCED MSCI EM ETF, ARERO - DER WELTFONDS -NACHHALTIG, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, PINNACLE ICAV - ANTIPODES GLOBAL FUND LONG - UCITS, SHARP EQUITY VALUE PREVIDÊNCIA MASTER II FIM, OCCAM MASTER AÇÕES PREVIDENCIÁRIO FUNDO DE INVESTIMENTO, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, NÚCLEO PIÚVA FUNDO DE INVESTIMENTO DE AÇÕES, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, JNL EMERGING MARKETS INDEX FUND, ARGA EMERGING MARKETS EX CHINA FUND, A SERIES OF A, Gerdau Previdencia Fundo de Investimento de Ações 07, BLACKROCK EMERGING MARKETS COLLECTIVE FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, NATIONAL EMPLOYMENT SAVINGS TRUST, FP FOF OCCAM FIA, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, SPX Long Bias Previdenciário Master Fundo de Investimento Multimercado, CARESUPER, Bogari Value P FIFE Previdenciário Fundo de Investimento de Ações, LASCC FIM CP IE, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, CIBC EMERGING MARKETS EQUITY INDEX ETF, SHARP EQUITY VALUE PREVIDÊNCIA A MASTER FIA, MACQUARIE MULTI-FACTOR FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, CAIXABANK EVOLUCION, FI, VOKIN GBV ACONCAGUA ICATU FIFE PREV FIA, ORI CAPITAL I MASTER FIA, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, BLACKROCK ASIAN DRAGON FUND, INC., COMMONWEALTH GLOBAL SHARE FUND 16, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, BOGARI VALUE MASTER INSTITUCIONAL BR FUNDO DE INVESTIMENTO DE AÇÕES, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, ASTER MASTER FIA G BDR NIVEL I, ASTER INSTITUCIONAL MASTER FIA, ASTER MASTER FIA Q, ASTER INSTITUCIONAL A FIA, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, JPOOL 1, MICROBANK SI IMPACTO RENTA VARIABLE, FI, ISHARES CORE MSCI

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EMERGING MARKETS IMI INDEX ETF, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKE, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, RUTGERS, THE STATE UNIVERSITY, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, PREVIHONDA PL APOSENT, ARGA EMERGING MARKETS VALUE EQUITY CIT FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, SHARP IBRX ATIVO BB FIA, LF ACCESS EMERGING MARKETS EQUITY FUND - ROBECO, EMERGING MARKETS COMPLETION FUND, L.P., BRIDGEWATER PURE ALPHA EURO FUND, LTD., EWP PA FUND, LTD., ALASKA COMMON TRUST FUND, ANDRA AP-FONDEN, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, ONIX FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, SBA FUNDO DE INVESTIMENTO EM ACOES, AVIVA LIFE PENSIONS UK LIMITED, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, FOREIGN E COLONIAL INVESTMENT TRUST PLC, H.E.S.T. AUSTRALIA LIMITED, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHRODER INTERNATIONAL SELECTION FUND, STATE OF WYOMING, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

Extraordinary General Meeting:

Represented by JOSE ROBERTO SILVEIRA QUEIROZ:

AMUNDI ESG GLOBAL LOW CARBON FUND, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, MG FUNDS 1 GSAM GLOBAL EMERGING MARKETS EQUITY FUND, BESTINVER HEDGE VALUE FUND, F.I.L., AMSELECT - ROBECO GLOBAL EQUITY EMERGING, JPMORGAN CHASE BANK., N.A., MOST DIVERSIFIED PORTFOLIO SICAV, AMUNDI INDEX SOLUTIONS, BESTINVER EMPLEO II, F.P., BESTINVER EMPLEO III, F.P., BESTINVER GLOBAL, F.P., BESTINVER PLAN MIXTO, F.P., HEPTAGON FUND ICAV - DRIEHAUS EMERGING MARKETS SUSTAINABLE EQUITY FUND, BESTINFOND, F.I., BESTINVER BESTVALUE, F.I., BESTINVER INTERNACIONAL , F.I., LCL ACTIONS EMERGENTS, BESTINVER MIXTO, FI, CANDRIAM EQUITIES L, AMUNDI FUNDS, PRIVILEDGE, MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

Shareholders who voted by remote vote form:

PITUBA FIA, LGIASUPER TRUSTEE, GEORGE LUCAS FAMILY FOUNDATION, EMERGING MARKETS EQUITY FUND, PICTET - EMERGING MARKETS INDEX, AQR UCITS FUNDS, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, NÚCLEO AGULHAS NEGRAS FUNDO DE INVESTIMENTO DE AÇÕES, STICHTING PENSIOENFONDS HOOGOVENS,

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CHALLENGE FUNDS, OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO, ALBERTA INVESTMENT MANAGEMENT CORPORATION, PACE INT EMERG MARK EQUITY INVESTMENTS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, WESTERN ASSET EMPRESARIAL FUNDO DE INVESTIMENTO EM AÇÕES, PICTET - EMERGING MARKETS, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, PRINCIPAL INTERNATIONAL EQUITY FUND, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, CLARITAS INFLACAO INSTITUCIONAL FIM, INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, ISHARES MSCI ACWI ETF, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, NÚCLEO MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ISHARES V PUBLIC LIMITED COMPANY, VANGUARD FUNDS PUBLIC LIMITED COMPANY, MERCER QIF FUND PLC, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, MIRABAUD - EQUITIES GLOBAL EMERGING MARKETS, BLACKROCK GLOBAL INDEX FUNDS, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING M S C F, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, ISHARES IV PUBLIC LIMITED COMPANY, LEGAL & GENERAL ICAV, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, S4 FIM CP IE, MODENA INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, ORBIS GLOBAL EQUITY LE FUND (AUSTRALIA REGISTERED), JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, ALLAN GRAY ORBIS BALANCED FUND, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED), CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, SHARP ESTRATEGIA STB FIM, FP ARX TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL VIII LLC, COLONIAL FIRST STATE INVESTMENT FUND 50, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, MSCI ACWI EX-U.S. IMI INDEX FUND B2, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, DYNAMO BRASIL XV LP, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, MERCER UCITS COMMON CONTRACTUAL FUND, KOLUMBAN II - AKTIEN WELT, CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS VALOR INSTITUCIONAL II FIA, ANTIPODES GLOBAL FUND, BORDER TO COAST GLOBAL EQUITY ALPHA FUND, NAVI FENDER MASTER FIA, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, MI SOMERSET EMERGING MARKETS DISCOVERY FUND, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ASSET MANAGEMENT EXCHANGE UCITS CCF, CLARITAS LONG BIAS PREV FIFE FIM, DRIEHAUS EMERGING MARKETS FUND, L.P., UTIMCO SP II LLC, LEGAL GENERAL CCF, OCCAM

15

PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO, FP FOF NC FUNDO DE INVESTIMENTO DE AÇÕES, SKAGEN KON-TIKI VERDIPAPIRFOND, MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, JP MORGAN EMERGING MARKETS OPPORTUNITIES, SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND, IMCO EMERGING MARKETS PUBLIC EQUITY LP, EVOLVE MASTER FUNDO DE INVESTIMENTO EM ACOES, BOGARI VALUE A PREVIDENCIÁRIO FIA FIFE, PINGROUP COLLECTIVE INVESTMENT TRUST, SPARINVEST SICAV, ARGA EMERGING MARKETS VALUE FUND, CAIXABANK CRECIMIENTO, FI, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, SHARP EQUITY VALUE PREV MASTER III FIA, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, Aurora Brazil, LLC, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, PREVIHONDA1, MBB PUBLIC MARKETS I LLC, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, THE BUNTING FAMILY VI SOCIALLY RESPONSIBLE LLC, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, FUNDO DE INVESTIMENTO EM AÇÕES VENUS, BLACKROCK EMERGING MARKETS EX-CHINA FUND OF BLACKROCK FUNDS, BORDER TO COAST EMERGING MARKETS EQUITY ALPHA FUND, 3 ILHAS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, VOKIN MATTERHORN FIM, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, TFL TRUSTEE COMPANY LIMITED, THE CHURCH COMMISSIONERS FOR ENGLAND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, MAPLE-BROWN ABBOTT GLOBAL EMERGING MARKETS EQUITY, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, MINISTRY OF ECONOMY AND FINANCE, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, ACACIA II PARTNERS, LP, CLARITAS TOTAL RETURN MASTER FIM, ISHARES MSCI ACWI EX U.S. ETF, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, SEI INST INT TRUST EM MKTS EQUITY FUND, ANTIPODES GLOBAL SHARES (QUOTED MANAGED FUND), AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, ORBIS INTERNATIONAL EQUITY L.P., TEXAS PERMANENT SCHOOL FUND CORPORATION, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, DYNAMO BRASIL VI LLC, CAIXABANK OPORTUNIDAD, FI, BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO, SPDR SP EMERGING MARKETS ETF, DELA NATURA- EN LEVENSVERZEKERINGEN N.V., ASCENSION ALPHA FUND, LLC, DYNAMO BRASIL III LLC, DYNAMO COUGAR MASTER FIA, FUNDAMENTAL LOW V I E M EQUITY, THE MULTIPLE ASSETS INVESTMENT COMPANY, DYNAMO BRASIL IX LLC, TACAMI FIM PREVIDENCIARIO, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ROBECO EMERGING MARKETS EQUITIES CIT, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, POPLAR DELAWARE BRAZIL I LLC, TRINITY COLLEGE CAMBRIDGE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, WISDOMTREE EMERGING MARKETS EX-CHINA FUND, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, SPARTAN GROUP

16

TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, CENTRAL PROVIDENT FUND BOARD, MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, WARMAN INVESTMENTS PTY. LIMITED, NGS SUPER, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, SSGA SPDR ETFS EUROPE I PLC, ESKOM PENSION AND PROVIDENT FUND, ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P., PARADICE GLOBAL SMALL CAP FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, STOREBRAND SICAV, ORI CAPITAL II MASTER FIA, STICHTING PENSIOENFONDS PGB, MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, PUBLIC SECTOR PENSION INVESTMENT BOARD, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ISHARES MSCI BRAZIL ETF, UPS GROUP TRUST, NORTHERN TRUST INVESTIMENT FUNDS PLC, SHARP VALOR PERNAMBUCO FIA, STICHTING PGGM DEPOSITARY, ARGA EMERGING MARKETS EQUITY FUND A SUB-FUND OF A. FUNDS TRU, ARIZONA PSPRS TRUST, VANGUARD ESG INTERNATIONAL, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, INVESTEC FUNDS SERIES IV - GLOBAL SPECIAL SITUATIONS FUND, JNL MULTI-MANAGER ALTERNATIVE FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, NN PARAPLUFONDS 1 N.V, JOSE ROBERTO COIMBRA TAMBASCO, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), FP FOF SHARP EQUITY VALUE INSTITUCIONAL FUNDO DE INVESTIMENTO DE ACOES, JPMORGAN FUNDS, SHARP EQUITY VALUE INSTITUCIONAL II FIA, SHARP MULTIMANAGER BBDC FIM, SHARP ARPOADOR IBRX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, FRG FIA SHARP, SHARP CONTINENTE FIA, SPX Falcon Institucional Master Fundo de Investimento Multimercado, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, Global Macro Strategy Fundo de Investimento Multimerdo - Credito Privado Resposabilida Limitada, SPX Hornet Equity Hegde Master Fundo de Investimento Multimercado, SPX Lancer Previdenciário Fundo de Investimento Multimercado, SPX Lancer Plus Previdenciário Fundo de Investimento Multimercado, WESTERN ASSET IBOVESPA ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, IU WESTERN ASSET CORPORATE RV 25 FUNDO DE INVESTIMENTO MULTIMERCADO, AB FCP II - EMERGING MARKETS VALUE PORTFOLIO, IBM 401 (K) PLUS PLAN, NN (L), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, BLACKROCK EMERGING MARKETS FUND, INC., SANFORD C.BERNSTEIN FUND, INC., IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, WASHINGTON STATE INVESTMENT BOARD, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, INVESTEC GLOBAL STRATEGY FUND, SPX Patriot Master Fundo de Investimento de Ações, MERRILL LYNCH INVESTMENT MANAGERS LIMITED, OCCAM RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FUNDO DE INVESTIMENTO, OCCAM EQUITY HEDGE BP PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ISHARES PUBLIC LIMITED COMPANY, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, SHARP LONG BIASED MASTER FI DE AÇÕES, OCCAM RAZOR FUNDO DE INVESTIMENTO EM AÇÕES, GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 02, WESTERN ASSET VALUATION FUNDO DE INVESTIMENTO EM AÇÕES, Bogari Value Icatu Prev Fundo de Investimento Multimercado FIFE, OCCAM INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, NEW IRELAND

17

ASSURANCE COMPANY PUBLIC LIMITED COMPANY, FIDELITY INVEST TRUST LATIN AMERICA FUND, SHARP EQUITY VALUE MASTER FIA, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, ACACIA CONSERVATION FUND, LP, ACACIA INSTITUTIONAL PARTNERS, LP, ACACIA PARTNERS, LP, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, GOVERNMENT OF SINGAPORE, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, ISHARES MSCI BRIC ETF, MI SOMERSET GLOBAL EMERGING MARKETS FUND, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, LEGAL GENERAL U. ETF P. LIMITED COMPANY, NCIP MASTER FUNDO DE INVESTIMENTO DE AÇÕES, AVANDA GLOBAL MULTI-ASSET MASTER FUND, THE BOARD OF THE PENSION PROTECTION FUND, ORBIS GLOBAL EQUITY FUND LIMITED, ISHARES II PUBLIC LIMITED COMPANY, UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, THORNBURG DEVELOPING WORLD FUND, DRIEHAUS EMERGING MARKETS GROWTH FUND, FC PORTFOLIOS FUND - FC GL EM MK PORTFOLIO, SERGIO FEIJAO FILHO, ELEUTERIO GONCALVES RAMOS, PAULO SERGIO MARTINS ALVES, CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE - INVESTVALE, ARX INCOME ICATU PREVIDÊNCIA FIM, WESTERN ASSET PREV IBrX ATIVO AÇÕES FUNDO DE INVESTIMENTO, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BRANDES EMERGING MARKETS VALUE FUND, CIBC EMERGING MARKETS INDEX FUND, MANAGED PENSION FUNDS LIMITED, BLACKROCK GLOBAL FUNDS, NORGES BANK, AVIVA INVESTORS, GOLDMAN SACHS TRUST GOLD. SACHS EM MKT EQ F, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, EURIZON CAPITAL S.A., SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, STICHTING PHILIPS PENSIOENFONDS, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, THE EMERGING M.S. OF THE DFA I.T.CO., THE MONETARY AUTHORITY OF SINGAPORE, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND, VANGUARD INVESTMENT SERIES PLC, AEGON CUSTODY BV, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E MARKETS EQ PORTFOLIO, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, PLEIADES TRUST, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, BRANDES INSTITUTIONAL EQUITY TRUST, INTERNATIONAL MONETARY FUND, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, STICHITING BLUE SKY ACT EQ EM MK GL FUND, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, TRINITY HEALTH CORPORATION, UTAH STATE RETIREMENT SYSTEMS, SHARP LONG SHORT FIM, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, ALASKA PERMANENT FUND, CITY OF NEW YORK GROUP TRUST, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, BLACKROCK LIFE LIMITED - DC OVERSEAS

18

EQUITY FUND, BEWAARSTICHTING NNIP I, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, INTERNATIONAL EQUITY FUND, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, WESTERN ASSET LONG & SHORT FUNDO DE INVESTIMENTO MULTIMERCADO, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, ICATU SEG APOSENTADORIA IBrX ATIVO AÇÕES FUNDO DE INVESTIMENTO, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, PARAMETRIC EMERGING MARKETS FUND, CHEVRON UK PENSION PLAN, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO, CANADA PENSION PLAN INVESTMENT BOARD, FUTURE FUND BOARD OF GUARDIANS, VAM FUNDS (LUX) - EMERGING MARKETS GROWTH, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, IVESCO FTSE RAFI EMERGING MARKETS ETF, PEOPLE S BANK OF CHINA, ACACIA DELAWARE BRAZIL I LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EASTSPRING INVESTMENTS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, ISHARES III PUBLIC LIMITED COMPANY, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, SANDRO ALVES BENELLI, BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE, AVADIS FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, SCHWAB EMERGING MARKETS EQUITY ETF, ORBIS GLOBAL EQUITY FUND (AUSTRALIA REGISTERED), POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, ISHARES MSCI EMERGING MARKETS ETF, PUBLIC EMPLOYEES PENSION PLAN, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II, ORBIS SICAV GLOBAL EQUITY FUND, OCCAM EQUITY HEDGE FIM, CITIPREVI TITANIUM FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM FUNDO DE INVESTIMENTO DE AÇÕES, WISHBONE DELAWARE BRAZIL I, LLC, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, QSUPER, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, DUO SHARP FIA, SPX Falcon Master Fundo de Investimento de Ações, SPX Nimitz Master Fundo de Investimento Multimercado, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, STICHTING PENSIOENFONDS ING, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, GLOBAL EMERGING MARKETS BALANCE PORTFOLIO, VOKIN K2 LONG BIASED FIA, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, VOYA EMERGING MARKETS INDEX PORTFOLIO, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, FAROL FUNDO DE INVESTIMENTO EM ACOES, BOGARI VALUE MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, DYNAMO BRASIL XIV LLC,

19

COMMONWEALTH SUPERANNUATION CORPORATION, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, WATER AND POWER EMPLOYEES RETIREMENT PLAN, SERPROS FUNDO DE INVESTIMENTO EM AÇOES KENOB, SPX Apache Master Fundo de Investimento de Ações, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, ISHARES CORE MSCI EMERGING MARKETS ETF, ORBIS OEIC - GLOBAL BALANCED FUND, OCCAM LONG & SHORT PLUS FUNDO DE INVESTIMENTO MULTIMERCADO, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENTS FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EARNEST INSTITUTIONAL LLC, ORBIS SICAV GLOBAL BALANCED FUND, BLACKROCK LIFE LIMITED, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SHARP EQUITY VALUE INSTITUCIONAL FIA, OCCAM PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, OCCAM LONG BIASED FIM, THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST, SKYLINE UMBRELLA FUND ICAV, STATE STREET IRELAND UNIT TRUST, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, SPDR SP EMERGING MARKETS FUND, GREATBANC COLLECTIVE INVESTMENT TRUST IV, ORBIS OEIC - GLOBAL EQUITY FUND, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, AMERICAN CENTURY RETIREMENT DATE TRUST, XTRACKERS (IE) PUBLIC LIMITED COMPANY, WM POOL - EQUITIES TRUST NO 74, XTRACKERS, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, ORBIS SICAV INTERNATIONAL EQUITY FUND, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, METLIFE FUNDO DE INVESTIMENTO EM AÇÕES, NAT WEST BK PLC AS TR OF ST JAMES PL EMER MKTS UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, HOSTPLUS POOLED SUPERANNUATION TRUST, GENERAL ORGANISATION FOR SOCIAL INSURANCE, MOBIUS LIFE LIMITED, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, STATE STREET ICAV, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, SHELL FOUNDATION, A. D BUSINESS TRUST ALLIANCEBERNSTEIN F. I. SMALL CAP SERIES, BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND, POOL REINSURANCE COMPANY LIMITED, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, VOKIN GBV ACONCÁGUA MASTER LONG ONLY FIA, ARX EXTRA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, MULTIPREV IBrX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND, WM POOL - EQUITIES TRUST NO. 75, ORBIS INSTITUTIONAL GLOBAL EQUITY L.P., NORTHERN TRUST UCITS FGR FUND, Canadian Eagle Portfolio LLC, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, BENEFIT FUNDS INVESTMENT TRUST - EMERGING MARKETS, ARX LONG TERM MASTER FUNDO DE INVESTIMENTO EM AÇÕES, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD,

20

COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, FDI 2 FUNDO DE INVESTIMENTO EM AÇÕES, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, WESTERN ASSET PREV IBRX ALPHA MASTER AÇÕES FUNDO DE INVESTIMENTO, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, BOSTON PARTNERS EMERGING MARKETS FUND, BOGARI VALUE MASTER II FUNDO DE INVESTIMENTO DE AÇÕES, FIS GROUP COLLECTIVE INVESTMENT TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, DYNAMO BRASIL I LLC, DYNAMO BRASIL V LLC, PARAMETRIC TMEMC FUND, LP, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, AQUARIUS INTERNATIONAL FUND, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, MSCI EQUITY INDEX FUND B - BRAZIL, BRASIL WESTERN ASSET FUNDO DE INVESTIMENTO EM AÇÕES, STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., ARX TARGET ICATU PREVIDÊNCIA FIM, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., HARRIS FAMILY FOUNDATION, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ROBECO CAPITAL GROWTH FUNDS, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, ORBIS SICAV GLOBAL CAUTIOUS FUND, ORBIS OEIC GLOBAL CAUTIOUS FUND, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, SCC FUNDO DE INVESTIMENTO MULTIMERCADO, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, SHARP IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO DE ACOES, SHARP LONG SHORT 2X MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BTG PREVIDENCIA FIM, THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, PHILADELPHIA GAS WORKS PENSION PLAN, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG BIASED MASTER FIM, LGPS CENTRAL EMERGING MARKETS EQUITY ACTIVE MULTI, CORDIUS B, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, MOMENTUM GLOBAL FUNDS, OCCAM PREVIDÊNCIA PLUS FIFE FUNDO DE INVESTIMENTO MULTILMERCADO, SHARP IBOVESPA ATIVO A MASTER FIA, NÚCLEO PREV 100 FUNDO DE INVESTIMENTO DE AÇÕES, ANTIPODES GLOBAL FUND - LONG, ARX INCOME PREVIDÊNCIA MASTER FIA, PINNACLE ICAV - ANTIPODES GLOBAL FUND UCITS, BOGARI VALUE Q FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIARIO FIFE, STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE, CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, SHARP EQUITY VALUE PREVIDENCIA MASTER FIM, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, FP FOF OCCAM INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO, ARX INCOME MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, BLK MAGI FUND, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3, IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO, PARADICE INTERNATIONAL

21

SMALL AND MID CAP FUND, L.P, ISHARES ESG ADVANCED MSCI EM ETF, ARERO - DER WELTFONDS -NACHHALTIG, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, PINNACLE ICAV - ANTIPODES GLOBAL FUND LONG - UCITS, SHARP EQUITY VALUE PREVIDÊNCIA MASTER II FIM, OCCAM MASTER AÇÕES PREVIDENCIÁRIO FUNDO DE INVESTIMENTO, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, NÚCLEO PIÚVA FUNDO DE INVESTIMENTO DE AÇÕES, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, JNL EMERGING MARKETS INDEX FUND, ARGA EMERGING MARKETS EX CHINA FUND, A SERIES OF A, Gerdau Previdencia Fundo de Investimento de Ações 07, BLACKROCK EMERGING MARKETS COLLECTIVE FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, NATIONAL EMPLOYMENT SAVINGS TRUST, FP FOF OCCAM FIA, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, SPX Long Bias Previdenciário Master Fundo de Investimento Multimercado, CARESUPER, Bogari Value P FIFE Previdenciário Fundo de Investimento de Ações, LASCC FIM CP IE, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, CIBC EMERGING MARKETS EQUITY INDEX ETF, SHARP EQUITY VALUE PREVIDÊNCIA A MASTER FIA, MACQUARIE MULTI-FACTOR FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, CAIXABANK EVOLUCION, FI, VOKIN GBV ACONCAGUA ICATU FIFE PREV FIA, ORI CAPITAL I MASTER FIA, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, BLACKROCK ASIAN DRAGON FUND, INC., COMMONWEALTH GLOBAL SHARE FUND 16, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, BOGARI VALUE MASTER INSTITUCIONAL BR FUNDO DE INVESTIMENTO DE AÇÕES, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, ASTER MASTER FIA G BDR NIVEL I, ASTER INSTITUCIONAL MASTER FIA, ASTER MASTER FIA Q, ASTER INSTITUCIONAL A FIA, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, JPOOL 1, MICROBANK SI IMPACTO RENTA VARIABLE, FI, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKE, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, RUTGERS, THE STATE UNIVERSITY, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, PREVIHONDA PL APOSENT, ARGA EMERGING MARKETS VALUE EQUITY CIT FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, SHARP IBRX ATIVO BB FIA, LF ACCESS EMERGING MARKETS EQUITY FUND - ROBECO, EMERGING MARKETS COMPLETION FUND, L.P., BRIDGEWATER PURE ALPHA EURO FUND, LTD., EWP PA FUND, LTD., ALASKA COMMON TRUST FUND, ANDRA AP-FONDEN, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, ONIX FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, SBA FUNDO DE INVESTIMENTO EM ACOES, AVIVA LIFE PENSIONS UK LIMITED, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, FOREIGN E COLONIAL INVESTMENT TRUST PLC, H.E.S.T. AUSTRALIA LIMITED, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR

22

RETIREMENT FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHRODER INTERNATIONAL SELECTION FUND, STATE OF WYOMING, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

Rio de Janeiro/RJ, April 26, 2024.

Oscar Bernardes de Paula Neto	Marcelo Trindade
President	Secretary

23

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF NO. 06.057.223/0001-71

NIRE 33.300.272.909

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELDED ON APRIL 26, 2024

EXHIBIT I

FINAL SUMMARY VOTING STATEMENT

Extraordinary General Meeting:

Matter No	Description of the Matter	APPROVALS		REJECTIONS		ABSTENTIONS
		# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock
1	Approval of the Company’s Long-Term Incentive Plan via Grant of Shares, under the terms of the Management Proposal.	1,005,365,722	74.4%	21,723,891	1.6%	30,370,523	2.2%
2	Approval (A) of the Company's Executive Partner Program; and (B) of the global limit of complementary nature of the company’s managers compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program, under the terms of the Management Proposal.	793,017,870	58.7%	234,047,213	17.3%	30,395,053	2.2%

24

Annual General Meeting:

Matter No	Description of the Matter	APPROVALS		REJECTIONS		ABSTENTIONS
		# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock	# Number of Shares	% Capital Stock
1	Examination, discussion and voting on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Directors' Accounts, the Independent Auditors' Report and Opinion, the Audit Board's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2023.	897,337,891	66.4%	522,900	0,0%	159,789,738	11.8%
2	Allocation of net profit for the fiscal year ending December 31, 2023, in accordance with Management's Proposal.	1,031,584,780	76.3%	1,515	0.0%	26,064,234	1.9%

25

3	Ratification of the election of Mr. Enéas Cesar Pestana Neto as an independent member of the Company's Board of Directors.	1,015,423,251	75.1%	7,723,191	0,6%	34,504,087	2.6%
4	Setting the overall annual limit for the remuneration of the Company's managers for the fiscal year ending December 31, 2024, in accordance with Management's Proposal.	769,007,117	56.9%	256,494,347	19.0%	32,149,065	2.4%
5	Do you want to request the installation of the Fiscal Council, in accordance with article 161 of the Law n° 6,404/1976?	326,603,976	24.2%	131,423,953	9.7%	484,591,788	35.9%

26

6	Election of the Fiscal Council slate, proposed by the Company’s Management: (i) Artemio Bertholini (sitting member titular) e Márcio Marcelo Belli (alternate member); (ii) Edison Carlos Fernandes (sitting member) e Ricardo Julio Rodil (alternate member); e (iii) Leda Maria Deiro Hanh (aitting member) e René de Medeiros Ribeiro Martins (alternate member)	1,981,294	0.1%	0	0.0%	29,919,155	2.2%
7	Establishment of the annual remuneration of the Fiscal Council for the new term, corresponding to 10% (ten percent) of the average fixed remuneration attributed to the statutory Directors of the Company (excluding benefits, representation allowances, profit sharing, variable or equity-based compensation).	30,327,749	2.24%	0	0%	1,572,700	0.12%

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.